SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/4/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
548,754

8. SHARED VOTING POWER
512,682

9. SOLE DISPOSITIVE POWER
548,754
_______________________________________________________

10. SHARED DISPOSITIVE POWER
512,682


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,061,436 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.41%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
548,754

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
548,754
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
548,754 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.42%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
548,754

8. SHARED VOTING POWER
512,682

9. SOLE DISPOSITIVE POWER
548,754
_______________________________________________________

10. SHARED DISPOSITIVE POWER
512,682


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,061,436 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.41%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
548,754

8. SHARED VOTING POWER
512,682

9. SOLE DISPOSITIVE POWER
548,754
_______________________________________________________

10. SHARED DISPOSITIVE POWER
512,682


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,061,436 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.41%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
548,754

8. SHARED VOTING POWER
512,682

9. SOLE DISPOSITIVE POWER
548,754
_______________________________________________________

10. SHARED DISPOSITIVE POWER
512,682


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,061,436 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.41%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed August 20, 2018. Except as specifically set forth herein, the Schedule 13d remains unmodified.





ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 2, 2018, there were 8,554,668 shares of common stock outstanding as of April 30, 2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 9 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,061,436 shares of AKP (representing 12.41% of AKP's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,061,436 shares of AKP include 548,754 shares (representing 6.42% of AKP's outstanding shares) that are beneficially owned by Messrs. Dakos, and Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund LP Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,061,436 shares of AKP beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 512,682 shares (representing 5.99% of AKP's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 548,754 shares. Bulldog Investors, LLC has shared power to dispose of and vote 512,682 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of AKP's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 8/24/18 the following shares of AKP were purchased:

Date:		        Shares:		Price:
08/24/18		27,300		13.7283
08/27/18		8,200		13.7582
08/29/18		6,408		13.7986
08/30/18		12,200		13.7997
09/24/18		300		13.4483
09/25/18		2,200		13.4448
09/28/18		100		13.5000
10/01/18		1,110		13.6099
10/01/18		3,500		13.5831
10/02/18		8,353		13.6189
10/03/18		9,000		13.5942
10/04/18		17,720		13.3620
10/05/18		13,348		13.4141
10/08/18		600		13.3500




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/10/2018

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.